UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October, 2003

OFFSHORE SYSTEMS INTERNATIONAL LTD.

(Translation of registrant’s name into English)

107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

offshore
systems international ltd.

2003

3rd Quarter Financial Statements

Management Discussion and Analysis of Financial Condition
and Results of Operations

Management Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements - Statements in this report, or any document filed by Offshore Systems International Ltd. (the “Company”) with the different governing authorities, or in any other written or oral communication by or on behalf of the Company, to the extent not directly and exclusively based on historical events, constitute forward-looking statements. These statements represent the Company’s intentions, plans, expectations, and beliefs, and no assurance can be given that the results described in such statements will be achieved.

Forward-looking statements include, without limitation, statements evaluating market and general economic conditions in the following sections, and statements regarding future-oriented costs and expenditures. Investors are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date thereof. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to the Company include the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgements in the course of preparing forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

The Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (“Cdn GAAP”) and are presented in Canadian dollars unless otherwise indicated. All references in this report to financial information concerning the Company refer to such information in accordance with Cdn GAAP and all dollar amounts in this report are in Canadian dollars unless otherwise indicated.

The following discussion and analysis provides a review of activities, results of operations and financial condition of the Company for the fiscal quarter ended August 31, 2003 in comparison with those for the fiscal quarter ended August 31, 2002 and for the nine months ended August 31, 2003 in comparison with those for the nine months ended August 31, 2002. This discussion should be read in conjunction with the Company’s unaudited financial statements for the fiscal quarter and nine months ending August 31, 2003, its 2002 Audited Financial Statements and the 2002 year end Management Discussion and Analysis of Financial Condition and Results of Operations.

Founded in 1977, the Company designs, develops and markets the proprietary ECPINS® line of electronic chart navigation systems for commercial and military customers. ECPINS® helps to reduce the risk of navigation-related incidents by giving bridge crews a precise, real-time display of their position, course and speed, against a background of fixed obstacles and other navigational hazards. The Company has developed a strong market position in military navigation, and has ECPINS® systems deployed with the Canadian and United States Coast Guards, the Canadian Navy, the Royal Danish Navy and the United States Navy.

In 2002, the Company expanded the business scope of its wholly owned subsidiary Offshore Charts Ltd. beyond production of electronic navigation charts to include production of land-based mapping products. The Offshore Charts Ltd. subsidiary was also renamed OSI Geomatics Ltd. to better reflect its business expansion. The Company’s U.S. subsidiary – Offshore Systems International Inc. was reactivated and renamed to OSI Geomatics Inc. to enter the U.S. mapping market. Collectively, the two subsidiaries form the Company’s new business unit – OSI Geomatics.

In February 2003, the Company announced the launch of a new product, Common Operational Picture – Image Display Server (“COP-IDS®”), a client server application that allows customers to integrate the Company’s mapping and imagery display technology into existing Command and Control (“C2”) systems rapidly and cost effectively. COP-IDS® is designed to meet the emerging requirements for international fleets to be able to operate from and share common tactical data in the field. COP-IDS®; allows the Company’s customers to share data across C2 systems, regardless of which C2 applications systems are in use. COP-IDS® is a C2 product that addresses the needs of not only Navy applications but also Army, Air Force, Special Forces and joint forces applications.

At August 31, 2003, the Company has 25,894,157 common shares, 30,262 Class A preference shares – Series A and 61,244 Class B preference shares – Series 1 outstanding.

Results of Operations

For the quarter ended August 31, 2003, the Company had net loss of $338,797, or $0.01 per share on a basic and diluted basis and for the nine months ended August 31, 2003, the Company had net earnings of $61,613, or $0.00 per share on a basic and diluted basis. For the quarter ended August 31, 2002, the Company had net earnings of $536,535, or $0.02 per share on a fully diluted basis and for the nine months ended August 31, 2002, the Company has net earnings of $1,115,852 or $0.04 per share on a fully diluted basis.

The table below presents, for the periods indicated, selected financial data of the Company expressed as a percentage of total revenues:

	Three months ended August 31		Nine months ended August 31

	2003	2002	2003	2002
	%	%	%	%
Revenue
Systems and system components	38.8%	75.0%	60.3%	78.5%
Geomatics	43.6%	16.9%	29.5%	13.2%
Software	8.0%	0.6%	4.9%	4.0%
Other	9.6%	7.5%	5.3%	4.3%

	100.0%	100.0%	100.0%	100.0%

Direct costs	47.0%	41.7%	45.2%	49.2%

Gross profit	53.0%	58.3%	54.8%	50.8%

Expenses
General and administrative	23.5%	28.0%	20.8%	20.2%
Research and development	17.4%	12.6%	14.6%	11.2%
Sales and marketing	22.2%	16.6%	17.2%	13.4%
Amortization	4.1%	3.0%	3.0%	2.8%
Interest	0.0%	0.0%	0.0%	0.0%
Foreign exchange loss	0.0%	(4.3%)	2.1%	(1.0%)
Technology Partnerships Canada royalty	0.6%	2.2%	0.8%	4.1%
Technology Partnerships Canada contribution	0.0%	(8.2%)	(4.3%)	(6.6%)

	67.8%	49.9%	54.2%	44.1%

Earnings (loss) from operations	(14.8%)	8.4%	0.6%	6.7%

Proceeds on settlement of claim	0.0%	(8.2%)	0.0%	(2.3%)

Earnings (loss) before income tax recovery	(14.8%)	16.6%	0.6%	9.0%

Income tax recovery	0.0%	(3.4%)	0.0%	(2.5%)

Earnings (loss) for the period	(14.8%)	20.0%	0.6%	11.5%

Revenues

The Company’s core revenue stream is derived from four sources: Systems and system components, Software, Geomatics, and Other which includes system repairs and servicing, training and consulting. The Company’s principal developed and manufactured product, the Electronic Chart Precise Integrated Navigation System (“ECPINS®”), delivers the majority of the revenue. The Company’s expansion in 2002 into the land-mapping market is now showing a significant effect on the Company’s revenue mix. For the quarter ended August 31, 2003, the Geomatics line of business contributed 43.6% of the Company’s revenue.

The Company recognizes revenue from each source in accordance with generally accepted accounting principles. Certain systems revenue is recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project or for each segment of the project. Certain other systems revenue and revenue from software are recognized at the time of delivery of the system to the customer or the delivery of the software and software locks to the customer if persuasive evidence exists of an agreement with the customer, the price is fixed and determinable, collection is probable, and there are no ongoing obligations of the company to provide future services. Systems revenue under bill-and-hold arrangements, whereby revenue was recognized but goods have not been shipped, is recognized when the customer has substantial business purpose for ordering the goods on a bill-and-hold basis and the company does not retain any specific performance obligations such that the earnings are not complete. Revenue from the sale of geomatics products is recognized when the products are delivered. Revenue from projects for geomatics services is recognized using the percentage of completion method of accounting, whereby revenue and profit in the period are based on the ratio of costs incurred to total estimated costs of the project or for each segment of the project. Revenue from systems components and other revenues are recorded at the time of delivery or as the services are provided.

The Company’s revenue and margins can vary from period to period as a result of the level of business volumes, mix of contracts and component supply availability. The Company’s contracts with its key customers generally provide a framework for its overall relationship with the customer.

Consolidated revenue for the quarter ended August 31, 2003 was $2,275,153, compared with $2,697,781 for the quarter ended August 31, 2002, a decrease of $422,628 or 16%. Consolidated revenue for the nine months ended August 31, 2003 was $8,796,781, compared with $9,810,751 for the nine months ended August 31, 2002, a decrease of $1,014,397 or 10%. The Company’s quarterly revenues are primarily affected by the level, timing and duration of customer orders and customer product delivery requirements. As discussed in the Company’s 2002 year end Management Discussion and Analysis of Financial Condition and Results of Operations, the Company depends heavily on government contracts and derives a significant amount of revenue from a few customers. During the quarter ended August 31, 2003, the Company experienced a delay in the awarding of orders from the Government military market. Many factors have contributed to this order delay including, but not limited to, budget rationalization resulting from changing political climates, the complexity of negotiations for major procurements and unexpected delays that resulted from the widespread power outage in eastern North American in August 2003. This order delay has impacted the Company’s results for the quarter ended August 31, 2003. The Company expects the delayed orders to be awarded in the near future. The main customers for the Company’s products and services were the U.S. Coast Guard, Canadian Coast Guard, Canadian Department of National Defence, Royal Danish Navy and the U.S. Navy. Revenue from these customers accounted for 72% of the consolidated revenue for the nine months ended August 31, 2003 compared to 96% of the consolidated revenue for the nine months ended August 31, 2002.

Segment Results

Revenue from the Systems segment for the nine months ended August 31, 2003 was $6,153,352, compared to $8,804,237 for the nine months ended August 31, 2002, a decrease of $2,350,885 or 28%. This decrease is largely attributable to the substantial completion in fiscal year 2002 of the Canadian Department of National Defence contract awarded to the Company in fiscal year 2001 and the Marinette Marine Corp. contracts to provide ECDIS systems for the U.S. Coast Guard Juniper class buoy tenders.

Revenue from the Geomatics segment for the nine months ended August 31, 2003 was $2,643,002 compared to $1,306,514 for the nine months ended August 31, 2002, an increase of $1,336,488 or 102%. In the nine months ended August 31, 2003, most of the increased revenue resulted from the Company’s expansion into the land mapping market, although some increases in revenues stemmed from the existing customer base in the nautical chart market.

In both operating segments, the Company continues to invest significant corporate, sales and marketing resources in identifying and pursuing new opportunities and contracts, both in its existing customer base and with new prospective customers.

Gross Profit

The Company’s gross profit decreased $336,086 to $1,205,724 for the quarter ended August 31, 2003 from $1,571,810 for the same quarter in 2002 and decreased $170,837 to $4,817,042 for the nine months ended August 31, 2003 from $4,987,879 for the same period in 2002. Gross profit percentage decreased to 53.0% for the quarter ended August 31, 2003 from 58.3% for the quarter ended August 31, 2002 and increased to 54.8% for the nine months ended August 31, 2003 from 50.8% for the nine months ended August 31, 2002. The decrease in the gross profit percentage for the quarter ended August 31, 2003 in comparison to the same quarter in 2002, was the result of the proportionate increase of Geomatics revenues. The lower gross profit percentage for the nine months ended August 31, 2002 was attributable to a major project that included a large portion of third party products. The Company’s quarterly gross profit is primarily affected by relative mix of value-added products and services, fluctuations in materials costs, manufacturing effectiveness and efficiency and the ability to manage inventory effectively.

General and Administrative Expenses

General and administrative (“G&A”) expenses consist mainly of salaries and benefits of management and administrative personnel, professional fees, public company expenses, related facility costs and general administrative expenses. G&A decreased $222,311 for the quarter ended August 31, 2003 to $534,186 from $756,497 in the comparative 2002 quarter. For the nine-month period ended August 31, 2003, G&A decreased $154,446 to $1,828,446 from $1,982,892 in the comparative 2002 period. As a percent of revenue, G&A decreased to 23.5% from 28.0% when comparing the current quarter to the same quarter last year and increased to 20.8% from 20.2% when comparing the nine months ended August 31, 2003 and 2002. The higher costs in 2002 were the result of one-time professional fees relating to the Company’s initial SEC registration and legal matters relating to the settlement of lawsuits during 2002.

Research and Development Expenses

Research and development (“R&D”) expenses consist mainly of salaries and benefits of software and hardware engineering personnel, sub-contractor costs and related overhead and facilities expenses. The Company expenses research and development costs in the period incurred unless, in the opinion of management, certain development costs meet the deferral criteria under Cdn GAAP, in which case development expenditures are capitalized and amortized over the estimated life of the related products. To date, the Company has not capitalized any development costs.

The Company continued and will continue to invest in new product development in 2003. The Company believes that in order to maintain its technological advantage, it must continue to fine-tune existing products and introduce new high quality products that challenge and redefine the industry standards. R&D spending increased $55,662 to $396,661 (17.4% of revenue) for the current quarter compared to $340,999 (12.6% of revenue) for the quarter ended August 31, 2002. For the nine months ended August 31, 2003, R&D spending increased $182,050 to $1,280,733 (14.6% of revenue) from $1,098,683 (11.2% of revenue) for the same period in 2002. The increased spending is the result of additional salaries and benefits for new staff to support the additional R&D activities related to the new COP-IDS® development and the continuing ECPINS® development.

In November of 1999, the Company announced an agreement with Technology Partnerships Canada (“TPC”) whereby TPC has agreed to grant financial assistance to the Company for the purpose of assisting the Company in funding its research and development activities. The maximum eligible repayable contribution is $4,000,177 over the period to March 31, 2003. During the quarter, the Company incurred eligible costs of $78,874 and has claimed the full amount. To August 31, 2003, the Company has claimed the full amount eligible under the TPC program. Also, under the terms of the agreement, the Company is required to pay TPC a royalty based on the sales of its subsidiary Offshore Systems Ltd. To August 31, 2003, the Company has either paid or accrued for future payment royalties of $1,132,801.

Sales and Marketing Expenses

Sales and marketing (“S&M”) expenses consisted primarily of compensation of sales and marketing personnel, as well as expenses associated with advertising, trade shows, facilities and other expenses related to the sales and marketing of the Company’s products and services. S&M expenses increased $59,184 for the quarter ended August 31, 2003 to $506,014 (22.2% of revenue) from $446,830 (16.6% of revenue) for the same quarter in 2002. For the nine months ended August 31, 2003, S&M increased $193,374 to $1,509,579 (17.2% of revenue) from $1,316,205 (13.4% of revenue) for the same period last year. The increase in expenses was the result of the Company’s increased level of business development activity relating to its expansion efforts into American, European and Asia-Pacific markets. These expansion efforts required the Company to hire additional S&M staff to pursue specific opportunities in these regions. The expansion effort targets the military agencies of Canada, NATO and other allies of Canada to increase the profile of the Company and its products through the establishment of marketing agreements with companies local to the targeted regions.

Amortization

Amortization increased $12,710 to $93,235 for the quarter ended August 31, 2003 from $80,525 for the same period in 2002. This increase results from the capital equipment expenditures made during the quarters ended August 31, 2003 and May 31, 2003. For the nine-month period ended August 31, 2003, amortization was $263,171 down $15,305 from the same period last year. The decrease reflects the final amortization of deferred chart costs in the fiscal year 2002.

Interest

Interest expense decreased for the quarter ended August 31, 2003 to $4 from $425 for the quarter ended August 31, 2002. For the nine months ended August 31, 2003 interest expense decreased to $293 from $3,469 for the same period in 2002. The Company did not utilize its credit facility during these periods.

Income Taxes

Based on the information available at the time of the issue of the unaudited August 31, 2003 financial statements, the Company estimated that it has sufficiently allowed for the application of taxable earnings in future years to draw down a portion of the Company’s $4,709,626 Canadian non-capital losses carried forward. As a result of this assessment, the valuation allowance and the future tax asset did not change for the quarter and nine months ended August 31, 2003. The Company does not consider it more likely than not that the remaining future tax asset will be recovered so in accordance with Canadian GAAP, the Company provided a valuation allowance of $2,397,512 against the total future tax asset. The Company continues to evaluate its taxable position quarterly and considers factors such as estimated taxable income, the history of losses for tax purposes and the growth of the Company, among others.

Net Earnings

Consolidated net loss for the quarter ended August 31, 2003 was $338,797, or 14.8% of revenue, compared to earnings of $536,535 for the same quarter of 2002, or 20.0% of revenue. For the nine months ended August 31, 2003, consolidated net earnings were $61,613, or 0.6% of revenue, compared to $1,115,852, or 11.5% of revenue for the nine months ended August 31, 2002.

Liquidity and Capital Resources

At August 31, 2003, the Company had current assets of $9,364,780, current liabilities of $2,526,668 and a cash position of $5,056,362. Working capital increased $2,388,620 to $6,838,112 at August 31, 2003 from $4,449,492 at November 30, 2002 primarily through an increase in cash and a decrease in billings in excess of revenues. Working capital decreased $397,679 from $7,235,791 at May 31, 2003 primarily though decreases in cash and accounts receivable.

The Company has credit facilities consisting of an operating line, standby letters of credit and forward exchange contract facilities. The credit facilities permit the Company to borrow funds directly for general corporate purposes (including acquisitions) at floating rates. No borrowings against the operating line were outstanding as at August 31, 2003. The Company has issued standby letters of credit totalling US$859,900. The company has utilized the standby letters of credit to back certain performance obligations to our customers. The Company has entered forward exchange contracts in the amount of US$1,335,000. The Company utilizes its forward exchange contract facility to reduce its exposure to exchange rate movements.

Operating cash flow for the nine months ended August 31, 2003, before changes in non-cash working capital items, was $367,834, compared with $1,133,157 for the nine months ended August 31, 2002, a decrease of $765,323. The Company’s lower net earnings for the nine months ended August 31, 2003 was the significant contributor to this decrease. Operating cash flow for the three months ended August 31, 2003, before changes in non-cash working capital items, was a usage of $245,562, compared with a contribution of $510,879 for the three months ended August 31, 2002, a decrease of $756,441. The Company’s net loss for the three months ended August 31, 2003 was the significant contributor to this decrease.

Changes in non-cash working capital items for the nine months ended August 31, 2003 were a usage of cash of $716,075 compared to usage of cash of $870,974 for the same period in 2002. Changes occurred in most non-cash working capital items between these two periods – all within the normal business activities of the Company. The three largest changes in non-cash working capital were to Accounts receivable, Accounts payable and accrued liabilities and Billings in excess of revenues. These changes reflect the regular business activities of the Company. Changes in non-cash working capital items for the three months ended August 31, 2003 were a contribution of cash of $154,323 compared to contribution of cash of $33,333 for the same period in 2002. The largest changes in non-cash working capital were to Accounts receivable and Billings in excess of revenues. These changes reflect the regular business activities of the Company.

Net cash provided by financing activities for the nine months ended August 31, 2003 amounted to $2,396,717 compared $351,732 for the same period in 2002. The issuance of preferred and common shares provided funds of $2,832,118 for the nine months ended August 31, 2003 compared to $351,732 for the same period in 2002. Common Shares purchased under the Company’s Normal Course Issuers Bid used funds of $435,401 for the nine months ended August 31, 2003 compared to nil for the same period in 2002. Net cash used by financing activities for the three months ended August 31, 2003 amounted to $164,226 compared net cash provided of $113,104 for the same period in 2002. Common Shares purchased under the Company’s Normal Course Issuers Bid used funds of $164,226 for the three months ended August 31, 2003 compared to nil for the same period in 2002.

Cash used in investing activities totalled $236,162 for the nine months ended August 31, 2003, compared with $487,743 for the same period in 2002. Cash used in investing activities totalled $33,749 for the three months ended August 31, 2003, compared with $195,451 for the same period in 2002. The decreases are reflective of the decrease in property, plant and equipment acquisitions.

The net increase in cash and cash equivalents amounted to $1,812,314 for the nine months ended August 31, 2003 compared to $126,172 for the nine months ended August 31, 2002. The net decrease in cash and cash equivalents amounted to $249,651 for the three months ended August 31, 2003 compared to an increase of $461,865 for the three months ended August 31, 2002.

Because of the recent fluctuations in the value of the U.S. dollar relative to the Canadian dollar, the Company has adopted the policy of hedging known and certain future foreign currency cash flows. The adoption of this policy resulted in the Company reporting a foreign exchange loss of $320 for the three months ended August 31, 2003.

The Company’s current ratio increased to 3.6:1 at August 31, 2003 compared to 2.0:1 at November 30, 2002.

Backlog

Total backlog as at August 31, 2003 is $3.9 million compared to $6.1 million at November 30, 2002. Total backlog is the total of the firm and option backlogs. Firm backlog consists of firm, fixed, signed orders issued to the Company and executable by the Company subsequent to the balance sheet date. Firm backlog as at August 31, 2003 was at $1.2 million compared to $3.7 million at November 30, 2002 and $5.8 million at August 31, 2002. The high firm backlog balance at August 31, 2002 was the result of two substantially incomplete major contracts, one with the Royal Danish Navy and the other with the Canadian Department of National Defence awarded to the Company in the last half of FY2001. Option backlog consists of unexercised contract options at the balance sheet date and indefinite-quantity contracts executable by the Company subsequent to the balance sheet date. Option backlog as at August 31, 2003 was at $2.7 million compared to $2.4 million at November 30, 2002.

The timing of the awarding of major contracts to the Company can significantly impact the Company’s total backlog position. Historically, major contracts that have been awarded to the Company have taken up to three years to finalize with the contracting process involving lengthy discussions and negotiations with several groups of people within the prospective customer’s organization. The Company has continually pursued and will continue to pursue major contracts and as a result there could be large variations in its total backlog position from one fiscal quarter to another.

Because governments approve budget expenditures on an annual basis, multi-year contracts with government agencies have a termination-for-convenience clause that allows the contract to be terminated should future budget funding not be approved. The Company has included the full value of these contracts in total backlog as no evidence exists that the contracts would be terminated.

Recent Corporate Developments

In June 2003, the Company:

•	announced that its nautical charting and land-mapping division, OSI Geomatics, has been awarded a contract by a large US mapping company valued at over CDN$1,000,000. Under the contract, OSI Geomatics will provide data production services in support of a state-wide mapping project, and

•	announced that Lockheed Martin UK has teamed with Kelvin Hughes Ltd and OSL to bid into the initial competitive stage of the United Kingdom’s Ministry of Defence’s requirement for WECDIS, which is being considered for installation into all Royal Navy ships. The team includes Babcock Design and Technology Ltd who would manage the task of ship-fitting design and the installation of the systems into the Fleet.

In July 2003, the Company:

•	announced that Standard & Poor’s had initiated research coverage of its stock and

•	announced that its systems division, OSL, had joined negotiations with the Royal Australian Navy. OSL, together with its industrial team-mates Nautronix Ltd. of Fremantle, Australia, and Scientific Management Associates of Lane Cove NSW, Australia, had been selected as the “Preferred Tenderer” by the Royal Australian Navy for its SEA1430 Phase 2A fleet-wide electronic chart navigation systems procurement.

In September 2003, the Company:

•	announced the appointment of Mr. Peter W. Roberts, the Chief Financial Officer of Sierra Wireless, Inc., to the Company’s Board of Directors and its Audit Committee, and

•	announced that its nautical charting and land-mapping division, OSI Geomatics, had received new orders worth more than $1,500,000. The group of orders span the end of the company’s third quarter and the beginning of the fourth quarter.

Also, in September 2003, Taglich Brothers, Inc. commenced research coverage of the Company. The Initial Research Report is available on Taglich Brothers’ website and on the Company’s website.

Change in Accounting Policy

Effective December 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively to all stock-based payments to non-employees, and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after December 1, 2002.

Risks and Uncertainties

Past performance is not a guarantee of future performance. Certain statements made in this report by the Company constitute forward looking statements, and are subject to risks and uncertainties that may cause future results to differ materially from those expected. Factors that may cause such differences include, but are not limited to, the factors discussed discussed below. If any of these events actually occur, they could have a materially adverse effect on the Company, its financial condition or results of operations.

We depend heavily on our government contracts, which are only partially funded, subject to termination, heavily regulated and audited. The termination of one or more of these contracts could have a negative impact on our operations. The contract termination clauses are generally in favour of the Government Agencies. Typically the termination clause for convenience is 30 days or less with the condition that all costs to that date are paid by the Government Agencies.

The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have a negative impact on our operations. Also, we can give no assurance that we would be able to procure new government contracts to offset the revenues lost as a result of any termination of our contracts. As our revenues are dependent on our procurement, performance and payment under our contracts, the loss of one or more critical contracts could have a negative impact on our financial condition.

In addition, sales to the governments we work with may be affected by:

•	changes in procurement policies;
•	budget considerations;
•	changing concepts of national defence; and
•	political developments abroad.

The influence of any of these factors, which are largely beyond our control, could also negatively impact our financial condition.

We derive a significant amount of revenue from only a few customers. We depend on the United States, Canadian and Danish governments for a significant portion of our sales, and the loss of any of these relationships or a shift in any of these governments’ funding could have severe consequences on our financial condition.

Approximately 27%, 17% and 23% of our revenue in the nine months ended August 31, 2003 were from the U.S. Coast Guard, Canadian Navy and Royal Danish Navy, respectively. Therefore, any significant disruption or deterioration of any of our relationships with these entities’ governments would significantly reduce our revenues. These governments may choose to use other competing corporations for their navigational equipment. In addition, a shift in government spending to other programs in which we are not involved could have severe consequences for our results of operations.

Our product lines are not broadly diversified.

We derive and expect to derive a substantial majority of our revenue from navigational equipment sales. If customers do not purchase our products as a result of competition, technological change, budget constraints or other factors, we do not have other product categories that we could rely on to make up any shortfall in sales. As a result, our revenue could decrease and our business and operating results would be adversely affected.

We derive a significant portion of our revenues from international sales and are subject to the risks of doing business in foreign countries.

In the nine months ended August 31, 2003, approximately 73%, of our revenue were from international customers, including governmental customers: 47% from the United States and 26% from other international countries. We expect that international sales will continue to account for a significant portion of our revenues for the foreseeable future. As a result, we are subject to risks of doing business internationally, including those risks related to:

•	changes in regulatory requirements;
•	domestic and foreign government policies, including requirements to expend a portion of program funds locally and governmental industrial co-operation requirements;
•	fluctuations in foreign currency exchange rates;
•	the complexity and necessity of using foreign representatives and consultants;
•	imposition of tariffs or embargoes, export controls and other trade restrictions; and
•	compliance with a variety of foreign laws.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our operations in the future.

Competition within our markets may reduce our procurement of future contracts and our sales.

The defence industry in which we operate is highly competitive. Our competitors range from smaller companies, which are primarily targeting the pleasure boat market, to large diversified corporations in the radar/marine equipment segment of the industry. Some of our competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities than we have. There can be no assurance that we can continue to compete effectively with these companies.

Our future success will depend on our ability to develop new technologies that achieve market acceptance.

The defence market is characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future performance depends on a number of factors, including our ability to

•	identify emerging technological trends in our market;
•	develop and maintain competitive products;
•	enhance our products by adding innovative features that differentiate our products from those of our competitors; and
•	manufacture and bring products to market quickly at cost-effective prices.

We believe that, in order to remain competitive in the future, we will need to continue to develop new products, which will require the investment of significant financial resources in new product development. In addition, there can be no assurance that the market for our products will develop or continue to expand as we currently anticipate. The failure of our technology to gain market acceptance could significantly reduce our revenues and harm our business. Furthermore, we cannot be sure that our competitors will not develop competing technology, which gains market acceptance in advance of our products. The possibility that our competitors might develop new technology or products might cause our existing technology and products to become obsolete. If we fail in our new product development efforts or our products fail to achieve market acceptance more rapidly than our competitors, our revenues will decline and our business, financial condition and results of operations will be negatively affected.

We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could seriously harm our business.

Due to the specialized nature of our business, our future performance is highly dependent upon the continued services of our key engineering personnel and executive officers. Our prospects depend upon our ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for our operations. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel could seriously harm our business, results of operations and financial condition.

We depend on offshore sub-contract labour in our geomatics operations to maintain a competitive position in the geomatics marketplace.

Our geomatics operations are highly dependent upon labour resources located outside North America. While we enter into sub-contract agreements with these suppliers, we cannot be sure that the labour resources will be available when we require them and at the levels we require them. Accordingly, maintaining our competitiveness will depend on a number of factors, including:

•	the geopolitical uncertainties specific to the home country of each sub-contractor,
•	the cultural compatibility between Canada and the home country of each sub-contractor,
•	the English language proficiency of the labour resources made available to us,

•	labour pool characteristics such as work ethic, education, skill level and attrition and
•	the infrastructure of both the sub-contractor’s home country and the sub-contractor.

While the presence of these factors and the impact of these factors are difficult to predict, any one or more of them could adversely affect our geomatics operations in the future.

We may be unable to adequately protect our intellectual property rights, which could affect our ability to compete.

Protecting our intellectual property rights is critical to our ability to compete and succeed as a company. We have trademark and copyright registrations, which are necessary and contribute significantly to the preservation of our competitive position in the market. There can be no assurance that any of these patents and other intellectual property will not be challenged, invalidated or circumvented by third parties. In the future, we may not be able to obtain necessary licenses on commercially reasonable terms. We enter into confidentiality and invention assignment agreements with our employees, and enter into nondisclosure agreements with our suppliers and customers, as appropriate, so as to limit access to and disclosure of our proprietary information. These measures may not suffice to deter misappropriation or independent third party development of similar technologies.

We depend on component availability and our key suppliers to manufacture and deliver our products and services.

Our operations are highly dependent upon the delivery of materials by outside suppliers in a timely manner. While we enter into purchase agreements with a few of our suppliers, we cannot be sure that materials, components, and subsystems will be available in the quantities we require, if at all. If any of the suppliers fail to meet our needs, we may not have readily available alternatives. Our inability to fill our supply needs would jeopardize our ability to satisfactorily complete our obligations under our contracts on a timely basis. This might result in reduced sales, contractually imposed penalties for delay in delivery, termination of one or more of these contracts or damage to our reputation and relationships with our customers. All of these events could have a negative effect on our financial condition.

The unpredictability of our results may harm or contribute to the volatility of the trading price of our securities.

Our operating results may vary significantly over time for a variety of reasons, many of which are outside our control and any of which may harm our business. The value of our securities may fluctuate as a result of considerations that are difficult to forecast, such as:

•	the volume and timing of product orders received and delivered;
•	levels of product demand;
•	government spending patterns;
•	the timing of contract receipt and funding;
•	our ability and the ability of our key suppliers to respond to changes in customer orders;
•	the timing of our new product introductions and our competitors’ new product introductions;
•	the cost and availability of components and subsystems;
•	price erosion;
•	the adoption of new technologies and industry standards;
•	competitive factors, including pricing, availability and demand for competing products;
•	fluctuations in foreign currency exchange rates; and
•	regulatory developments.

We may pursue strategic relationships, investments and acquisitions. We may not be able to successfully manage our operations if we fail to successfully integrate the acquired technologies and/or businesses.

As part of the Company’s business strategy, the Company may expand its product offerings to include application software products that are complementary to its existing products. This strategy may involve technology licensing agreements, joint development agreements, investments or acquisitions of other businesses that offer complementary products. The risks that the Company may encounter in acquiring or licensing technology from third parties include the following:

•	difficulty in integrating the third party product with the Company’s products,
•	undiscovered software errors in the third party product,
•	difficulties in selling the third party product,
•	difficulties in providing satisfactory support for the third party product,
•	potential infringement claims from the use of the third party product and
•	discontinuation of third party product lines.

The risks commonly encountered in the investment in or acquisition of businesses would accompany any future investments or acquisitions by the Company. Such risks may include the following:

•	issues related to product transition (such as development, distribution and customer support),
•	the substantial management time devoted to such activities,
•	the potential disruption of the Company’s ongoing business,
•	undisclosed liabilities,
•	failure to realize anticipated benefits (such as synergies and cost savings) and
•	the difficulty of integrating previously distinct businesses into one business unit.

We may require additional capital, in which case we may need to raise additional funds from lenders and equity markets in the future.

If our expenses exceed our revenues, we may choose to raise additional financing. In addition, we may choose to raise additional financing in order to capitalize on potential opportunities in the marketplace that may accelerate our growth objectives. Our ability to arrange such financing in the future will depend in part on the prevailing capital market conditions as well as on our business performance. There can be no assurance that we will be successful in our efforts to arrange additional financing, if needed, on terms satisfactory to us. If additional financing is raised by the issuance of shares, shareholders may experience dilution to their equity interest in the Company.

Our business could be adversely affected if we fail to manage our growth effectively.

If we fail to manage our growth effectively, our business and operating results could be adversely affected, which could cause the market price of our stock to fall. We expect to continue to grow our operations domestically and internationally, and to hire additional employees. The growth in our operations and staff has placed, and will continue to place, a significant strain on our management systems and resources. If we fail to manage our future anticipated growth, we may experience higher operating expenses, and we may be unable to meet the expectations of investors with respect to future operating results. To manage this growth we must, among other things, continue to:

•	improve our financial and management controls, reporting systems and procedures;
•	add and integrate new senior management personnel;
•	improve our licensing models and procedures;
•	hire, train and retain qualified employees;
•	control expenses;
•	diversify channel sales strategies; and

•	invest in our internal networking infrastructure and facilities.

We have committed a significant amount of funds to obtaining additional systems and facilities to accommodate our current and future anticipated growth. To the extent that this anticipated growth does not occur or occurs more slowly than we anticipate, we may not be able to reduce expenses to the same degree. If we incur operating expenses out of proportion to revenue in any given quarter, our operating results may be adversely impacted.

Third parties may claim that we infringe their proprietary rights.

We potentially may receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products further overlap, we may become increasingly subject to infringement claims, including patent, trademark and copyright infringement claims. In addition, former employers of our former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these former employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from our core business, require us to stop selling or delay shipping, or cause the redesign of our product. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that we have with some of our customers.

We license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.

We may not be able to protect our proprietary information.

We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary.

Our products may contain significant defects which may result in liability and/or decreased sales.

Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Despite our efforts to test our products, we might experience significant errors or failures in our products, or they might not work with other hardware or software as expected, which could delay the development or release of new products or new versions of products, or which could adversely affect market acceptance of our products. End-user customers use our products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. Our customers may claim that we are responsible for damages to the extent they are harmed by the failure of any of our products. If we were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs, and our business and operating results could be adversely affected.

Our products rely on third party software products and our reputation and results of operations could be adversely affected by our inability to control their operations.

The Company’s products incorporate and use software products developed by other entities. The Company does not have assurance that such third parties will:

•	remain in business,
•	support the Company’s product lines,
•	maintain viable product lines and
•	make their product lines available to the Company on commercially acceptable terms.

Any significant interruption in the supply of such third-party technology could have a materially adverse effect on the Company’s business, results of operation, cash flows and financial condition.

Offshore Systems International Ltd.

Consolidated Financial Statements (unaudited)
(Prepared in accordance with Canadian Generally
      Accepted Accounting Principles)
August 31, 2003 and 2002
(expressed in Canadian dollars)

\

Offshore Systems International Ltd.
 Consolidated Balance Sheets (unaudited)
(expressed in Canadian dollars)

	August 31,	November 30,
	2003	2002
	$	$
Assets
Current assets
Cash and cash equivalents	5,056,362	3,244,048
Accounts receivable (note 2)	3,129,431	3,968,639
Inventory (note 3)	905,351	1,266,806
Prepaid expenses and deposits	174,776	232,215
Future tax asset	98,860	98,860

	9,364,780	8,810,568

Future tax asset	554,856	554,856

Property, plant, and equipment (note 4)	1,374,002	1,401,014

	11,293,638	10,766,438

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities (note 5)	2,308,074	2,584,409
Billing in excess of revenues	84,652	1,642,725
Rent payable	133,942	133,942

	2,526,668	4,361,076

Accrued long term royalties	232,948	372,717

	2,759,616	4,733,793

Capital stock
Authorized
100,000,000 Class A preference shares with no par value, issuable in series, of which 10,000,000 shares are designated series A voting non-cumulative retractable convertible at a ratio of 1:1,
1% preference shares
100,000,000 Class B preference shares with a par value of $50 each, issuable in series of which 10,000,000 are designated series 1 voting cumulative convertible shares at a ratio of 1:45.5,
6% preference shares
100,000,000 common shares without par value
Issued and outstanding
30,262 Class A preference shares – Series A (2002 – 41,296, Note 6(b))	—	—
61,244 Class B preference shares – Series 1 (2002 – nil, Note 6(c))	2,065,420	—
25,894,157 Common shares (2002 – 26,043,243, Note 6(a))	18,055,502	18,220,929

	20,120,922	18,220,929

Warrants	661,575	—

Additional Paid in Capital	43,050	—

Deficit	(12,291,523)	(12,188,284)

	8,534,022	6,032,645

	11,293,638	10,766,438

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.
 Consolidated Statement of Earnings and Deficit (unaudited)
For the periods ended August 31, 2003 and 2002
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	August 31		August 31

	2003	2002	2003	2002
	$	$	$	$

Revenue
Systems and system components	883,811	2,022,155	5,305,824	7,692,720
Geomatics	991,457	454,818	2,598,419	1,299,708
Software	181,022	17,162	429,091	394,036
Other	218,863	203,646	463,020	424,287

	2,275,153	2,697,781	8,796,354	9,810,751

Cost of sales	1,069,429	1,125,971	3,979,312	4,822,872

Gross profit	1,205,724	1,571,810	4,817,042	4,987,879

Expenses
General and administrative	534,186	756,497	1,828,446	1,982,892
Research and development	396,661	340,999	1,280,733	1,098,683
Sales and marketing	506,014	446,830	1,509,579	1,316,205
Amortization	93,235	80,525	263,171	278,476
Interest	4	425	293	3,469
Foreign exchange loss	320	(116,941)	183,542	(98,072)
Technology Partnerships Canada royalty	14,101	60,368	66,545	405,305
Technology Partnerships Canada contribution	—	(220,716)	(376,880)	(647,229)

	1,544,521	1,347,987	4,755,429	4,339,729

Earnings (loss) from operations	(338,797)	223,823	61,613	648,150

Proceed on settlement of claim	—	221,978	—	221,978

Earnings (loss) before income taxes	(338,797)	445,801	61,613	870,128

Future income tax recovery	—	90,734	—	245,724

Earnings (loss) for the period	(338,797)	536,535	61,613	1,115,852

Deficit – beginning of period	(11,889,230)	(13,243,998)	(12,188,284)	(13,823,315)

Premium on purchase and cancellation of common shares	(63,496)	—	(164,852)	—

Deficit – End of period	(12,291,523)	(12,707,463)	(12,291,523)	(12,707,463)

Basic earnings (loss) per share	(0.01)	0.02	0.00	0.04

Diluted earnings (loss) per share	(0.01)	0.02	0.00	0.04

Weighted average number of common shares outstanding – basic	25,984,877	25,050,960	25,984,877	25,050,960

Weighted average number of common shares outstanding – diluted	29,679,775	27,217,815	29,679,775	27,217,815

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.
 Consolidated Statements of Cash Flows (unaudited)
For the periods ended August 31, 2003 and 2002
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	August 31		August 31

	2003	2002	2003	2002
	$	$	$	$

Cash flows from operating activities
Net earnings (loss) for the period	(338,797)	536,535	61,613	1,115,852
Items not affecting cash
Amortization	93,235	80,525	263,171	278,476
Stock based compensation	—	—	43,050	—
Gain on disposal of equipment	—	(15,447)	—	(15,447)
Future tax asset	—	(90,734)	—	(245,724)

	(245,562)	510,879	367,834	1,133,157

Changes in non-cash working capital items
Accounts receivable	347,727	(1,494,454)	839,208	(1,612,983)
Inventory	(260,076)	(145,379)	361,455	(420,153)
Prepaid expenses and deposits	81,983	42,663	57,439	(309,045)
Accounts payable and accrued liabilities	17,094	452,218	(276,335)	682,025
Billings in excess of revenues	(38,700)	1,194,411	(1,558,073)	866,840
Rent payable	—	(37,725)	—	(37,725)
Long term royalties	6,295	21,599	(139,769)	(39,933)

	154,323	33,333	(716,075)	(870,974)

	(91,239)	544,212	(348,241)	262,183

Cash flows from financing activities
Issue of Common stock	39,563	113,104	105,123	351,732
Issue of Class B preference shares – Series 1 and warrants, net of issue costs	—	—	2,726,995	—
Share repurchases	(164,226)	—	(435,401)	—

	(124,663)	113,104	2,396,717	351,732

Cash flows from investing activities
Additions to property, plant, and equipment	(33,749)	(275,451)	(236,162)	(567,743)
Proceed from disposal of equipment	—	80,000	—	80,000

	(33,749)	(195,451)	(236,162)	(487,743)

Increase (decrease) in cash and cash equivalents	(249,651)	461,865	1,812,314	126,172

Cash and cash equivalents – Beginning of period	5,306,013	1,701,932	3,244,048	2,037,625

Cash and cash equivalents – End of period	5,056,362	2,163,797	5,056,362	2,163,797

See accompanying notes to consolidated financial statements

Offshore Systems International Ltd.
 Notes to the Consolidated Financial Statements (unaudited)
August 31, 2003
(expressed in Canadian dollars)

1	Basis of preparation

The accompanying interim unaudited consolidated financial statements include the accounts of Offshore Systems International Ltd. and its subsidiaries, collectively referred to as the company. These financial statements have been prepared by the company in Canadian dollars and in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to interim financial statements, applied on a consistent basis, except as described in Note 7 with respect to the accounting for stock-based compensation. Accordingly, they do not include all the information and footnotes required for compliance with GAAP in Canada for annual financial statements. These interim unaudited consolidated financial statements and notes thereon should be read in conjunction with the audited financial statements and notes included in the company’s Annual Report for the year ended November 30, 2002.

The preparation of these interim unaudited consolidated financial statements and the accompanying notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2	Accounts receivable

	August 31,	November 30,
	2003	2002
	$	$
Trade	899,096	2,785,531
Unbilled revenue	2,059,622	872,128
Technology Partnerships Canada contribution	77,275	157,708
Other	93,438	153,272

	3,129,431	3,968,639

3	Inventory

	August 31,	November 30,
	2003	2002
	$	$
Materials and components	622,434	1,198,719
Finished goods	282,917	68,087

	905,351	1,266,806

Offshore Systems International Ltd.
 Notes to the Consolidated Financial Statements (unaudited)
August 31, 2003
(expressed in Canadian dollars)

4	Property, plant, and equipment

	August 31, 2003

		Accumulated
	Cost	Amortization	Net
	$	$	$
Equipment	3,740,459	2,781,892	958,567
Computer software	680,253	366,953	313,300
Furniture and fixtures	125,873	83,910	41,963
Leasehold improvements	222,737	183,361	39,376
Licenses and patents	57,267	36,471	20,796

	4,826,589	3,452,587	1,374,002

	November 30, 2002

		Accumulated
	Cost	Amortization	Net
	$	$	$
Equipment	3,557,622	2,629,162	928,460
Computer software	630,036	272,235	357,801
Furniture and fixtures	123,331	76,771	46,560
Leasehold improvements	222,196	176,485	45,711
Licenses and patents	57,267	34,785	22,482

	4,590,452	3,189,438	1,401,014

5	Accounts payable and accrued liabilities

	August 31,	November 30,
	2003	2002
	$	$
Trade	717,562	1,323,991
Accrued liabilities	1,008,632	431,563
Accrued employee costs	427,937	489,475
Accrued royalties	153,943	339,380

	2,308,074	2,584,409

Offshore Systems International Ltd.
 Notes to the Consolidated Financial Statements (unaudited)
August 31, 2003
(expressed in Canadian dollars)

6	Capital stock

(a)	Issued and outstanding Common shares

	August 31, 2003		November 30, 2002

	Number of		Number of
	common	Amount	common	Amount
	shares	$	shares	$
Balance – Beginning of period	26,043,243	18,220,929	24,694,549	17,625,427
Issued during the period
Exercise of stock options	226,380	105,123	1,206,664	495,752
Exercise of share purchase warrants		—	125,000	99,750
Class A preference shares converted	11,034	—	17,030	—
Common stock purchased and cancelled	(386,500)	(270,550)	—	—

Balance – End of period	25,894,157	18,055,502	26,043,243	18,220,929

(b)	Class A preference shares

The company has 30,262 (November 30, 2002 — 41,296) Class A preference shares outstanding that have a nominal value for financial statement purposes. These Class A preference shares are being held in escrow and can be released subject to certain release provisions and obtaining approval from the appropriate regulatory authorities.

(c)	Class B preference shares

The company completed a private placement on February 13, 2003 consisting of 61,244 units for total gross proceeds of $3,004,200. Each unit consists of one Class B Series 1 preference share and 22.75 common share purchase warrants. The preference shares are voting convertible shares at a ratio of 1:45.5 and have a cumulative dividend of 6% per annum. The company has the right to redeem the preference shares after five years. The share purchase warrants are convertible to common shares at a ratio of 1:1 and expire five years after issue. The private placement incurred share issue costs of $277,205. The gross proceeds were allocated between the preference shares and warrants based on their relative fair value at the date of issuance, with the value allocated to the warrants presented as additional paid in capital. The fair value of the preference share has been estimated based on the fair value of the underlying common stock. The fair value of the warrants has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free rate of 2.7%, (ii) expected volatility of 66%, (iii) an estimated life of 5 years and (iv) an expected dividend rate of 0%.

Offshore Systems International Ltd.
 Notes to the Consolidated Financial Statements (unaudited)
August 31, 2003
(expressed in Canadian dollars)

(d)	Earnings per share

	Three Months Ended		Nine Months Ended
	August 31		August 31

	2003	2002	2003	2002
	$	$	$	$
Basic earnings per share
Net earnings (loss)	(338,797)	536,535	61,613	1,115,852
Less: Class B preferred share dividends	45,933	—	99,522	—

Net earnings (loss) available to common shareholders	(384,730)	536,535	(37,909)	1,115,852

Weighted average number of common shares outstanding	25,984,877	25,050,960	25,984,877	25,050,960

Basic earnings (loss) per share	(0.01)	0.02	0.00	0.04

Diluted earnings per share
Net earnings (loss)	(338,797)	536,535	61,613	1,115,852

Weighted average number of common shares outstanding	25,984,877	25,050,960	25,984,877	25,050,960
Dilutive effect of Class A preference shares – Series A	30,262	58,326	30,262	58,326
Dilutive effect of Class B preference shares – Series 1	2,786,602	—	2,786,602	—
Dilutive effect of stock options	865,482	2,087,478	865,482	2,087,478
Dilutive effect of warrants	12,552	21,051	12,552	21,051

Adjusted weighted average number of common shares outstanding	29,679,775	27,217,815	29,679,775	27,217,815

Diluted earnings (loss) per share	(0.01)	0.02	0.00	0.04

(e)	Normal course issuer bid

In January 2003, the Company received approval for a normal course issuer bid that entitles the Company to repurchase up to 1,300,000 common shares for cancellation between January 16, 2003 and January 15, 2004. The purchases are made on the open market.

During the period January 16 to August 31, 2003, the Company purchased 386,500 of its common shares under the normal course issuer bid at an average cost of $1.13 per share for an aggregate consideration of $435,401. The amount by which the cost of reacquiring the shares exceeded the average carrying value has been charged to the deficit.

7	Stock based compensation

Effective December 1, 2002 the Company adopted CICA 3870 Stock-based Compensation and Other Stock-based payments. As permitted by CICA 3870 the Company has applied this change prospectively for new awards granted on or after December 1, 2002. The Company has chosen to recognize no compensation when stock options are granted to employees and directors under stock option plans with no cash settlement features. However, direct awards of stock to employees, stock option and stock awards granted to non-employees have been accounted for in accordance with the fair value method of accounting for stock-based compensation. Had compensation cost for these grants been determined based

Offshore Systems International Ltd.
 Notes to the Consolidated Financial Statements (unaudited)
August 31, 2003
(expressed in Canadian dollars)

on the fair value at the grant date consistent with the provisions of CICA 3870, the Company’s net earnings and net earnings per share would have been adjusted to the pro forma amounts indicated below:

	August 31,	August 31,
	2003	2002
	$	$
Net earnings	61,613	1,115,852
Additional compensation expense	444,252	416,757

Pro forma net earnings (loss)	(382,639)	316,456

Pro forma basic earnings (loss) per share	(0.01)	0.01

Pro forma diluted earnings (loss) per share	(0.01)	0.01

The pro forma compensation expense reflected above has been estimated using the Black-Scholes option pricing model. Assumptions used in the pricing model included: (i) risk free interest rate between 2.6% and 2.9% (2002 – 2.1% and 2.6%); (ii) expected volatility between 45% and 114% (2002 – 50% and 73%); (iii) an estimated average life of 1 to 5 years (2002 – 3 to 5 years); and (iv) an expected dividend yield of 0% (2002 – 0%).

The weighted average fair value of the options granted during the nine month period ended August 31, 2003 was $0.46 per option (August 31, 2002 – $0.55).

8	Segmented information

The company’s reportable segments are as outlined below. Accounting policies used by these segments are the same as those described in the significant accounting policies as disclosed in note 2 of the company’s audited financial statements for the year ended November 30, 2002.

	Three Months Ended			Nine Months Ended
	August 31, 2003			August 31, 2003

	Systems	Geomatics	Total	Systems	Geomatics	Total
	$	$	$	$	$	$
Revenue	1,261,285	1,013,868	2,275,153	6,153,352	2,643,002	8,796,354
Technology Partnerships Canada — net	14,101	—	14,101	(310,334)	—	(310,334)
Interest expense	—	4	4	—	293	293
Net earnings (loss)	(257,897)	(80,900)	(338,797)	34,777	26,836	61,613
Property, plant and equipment expenditures	20,752	12,997	33,749	182,225	53,937	236,162
Amortization	66,918	26,317	93,235	187,866	75,305	263,171

Offshore Systems International Ltd.
 Notes to the Consolidated Financial Statements (unaudited)
August 31, 2003
(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	August 31, 2002		August 31, 2002

	Systems	Geomatics	Total	Systems	Geomatics	Total
	$	$	$	$	$	$
Revenue	2,237,503	460,278	2,697,781	8,504,237	1,306,514	9,810,751
Technology Partnerships Canada — net	(160,348)	—	(160,348)	(241,924)	—	(241,924)
Interest expense	276	149	425	2,868	601	3,469
Income Tax Recovery	90,743	—	90,734	245,724	—	245,724
Net earnings	519,894	16,641	536,535	1,074,480	41,372	1,115,852
Property, plant and equipment expenditures	100,566	174,885	275,451	327,688	240,055	567,743
Amortization	66,917	13,608	80,525	172,075	92,793	278,476

	August 31, 2003

	Systems	Geomatics	Total
	$	$	$
Total assets employed	10,094,405	1,199,233	11,293,638

	November 30, 2002

	Systems	Geomatics	Total
	$	$	$
Total assets employed	9,633,345	1,133,093	10,766,438

Geographically, revenues reported are based on the location of the company’s customers.

	Three Months Ended		Nine Months Ended
	August 31		August 31

	2003	2002	2003	2002
	$	$	$	$
Canada	406,464	225,090	2,343,709	3,098,904
United States	1,538,333	2,044,662	4,138,775	4,583,053
Denmark	317,620	428,029	2,301,134	2,128,794
Other	12,736	—	12,736	—

Total	2,275,153	2,697,781	8,796,354	9,810,751

Geographically, property, plant and equipment are reported based on location. At August 31, 2003 and 2002, all of the company’s property, plant and equipment was located in Canada.

Offshore Systems International Ltd.
 Notes to the Consolidated Financial Statements (unaudited)
August 31, 2003
(expressed in Canadian dollars)

9	Financial instruments

Fluctuations in foreign currency exchange rates

The company enters transactions denominated in U.S. dollars and as such its revenue, expenses, monetary assets and liabilities will be affected by fluctuations in the U.S. dollar relative to the Canadian dollar.

The company uses foreign exchange forward contracts to hedge transactions denominated in United States dollars. The purpose of the Company’s hedging activities is to reduce the level of exposure to exchange rate movements, most significantly in the United States. At August 31, 2003, the Company had forward exchange contracts maturing in the following year to sell United States dollars in the amount of US$1,335,000. The exchange rates set in the forward exchange contracts ranged between $1.4003 to $1.4029 for US$1.00. The contracts mature between October 2003 and May 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	“John A. Jacobson”

Title: President & CEO

Date: October 21, 2003